Mail Stop 04-07								April 22,
2005

Via U.S. Mail and Fax (917-286-2302)

John Abbot
Senior Vice President and Chief Financial Officer
Insight Midwest, L.P.
Insight Capital, Inc.
810 Seventh Avenue
New York, New York, 10019

Re:	Insight Midwest, L.P.
	Insight Capital, Inc.
	Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005

	File No. 333-33540
	File No. 333-33540-1



Dear Mr. Abbot:


      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the year ending December 31, 2004

Item 7, Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Use of Operating Income before Depreciation and Amortization and
Free
Cash Flow, page 33

With regard to your discussion of `Operating Income before Depreciation and Amortization` as one of the measures you use to evaluate the performance of your businesses we have the following comments.
1. Since you are using a non-GAAP measure as a measure of operating performance, it is generally not appropriate to exclude recurring charges such as depreciation and amortization and interest expense.
If you present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosures of why management believes a performance measure that excludes these recurring charges is useful. Expand your current disclosure to include a discussion of:
* the economic substance behind management`s decision to use such a measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure.

For additional guidance refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at:
<http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm>.

2. In addition, avoid disclosing ambiguous conclusions that the measure is useful to investors for comparing your operating performance with other companies in the industry, even though the measure may not be directly comparable to similar measures used by other companies. Please delete or revise the disclosure.

3. As shown in the table the caption `Operating Cash Flow` is similar to a GAAP title and therefore you are prohibited from using this title. Please revise accordingly.





Critical Accounting Policies

Goodwill and Other Identifiable Intangibles, page 43

4. In light of your disclosure on page F-10 with regard to performing the impairment test based on guidance from SFAS 142 and EITF Issues
02-7 and D-108, you should revise your disclosure to include a discussion of the estimates and assumptions used to determine the fair value of the three asset groups identified on your annual impairment evaluation performed on October 1, 2004. Also provide a sensitivity analysis depicting reasonably likely scenarios had other variables been chosen in the determination of your estimates. Refer to SEC Interpretive Release no. 33-8350 Commission Guidance Regarding
Management`s Discussion and Analysis of Financial Condition and Results of Operations.

5. We understand that your business operations are comprised of a network of regional systems located in Indiana, Kentucky, Illinois and Ohio and managed on a geographic clustering approach. In this regard, tell us your basis for concluding that you have three asset groups. In your response provide a detail analysis of the indicators for combining two or more indefinite-lived intangible assets as set forth in EITF 02-7.

6. In addition, you should include within the MD&A and notes the disclosures required by paragraph 45 c of SFAS 142. For your guidance refer to Illustration 1 in Appendix C and revise accordingly.


Notes to Consolidated Financial Statements

Note 8.  Related Party Transactions, page F-19

7. We note your discussion of your acquisition of Comcast Cable`s telephone business in markets served under your joint operating agreement. Tell us more about the terms of the acquisition, the preexisting joint operating agreement and how you applied the guidance in SFAS 141 and the consensus in EITF 04-1 in accounting for this transaction under the purchase method of accounting with gain recognition of $15.6 million. Disclose the nature of the preexisting relationship and the measurement of the amount of the settlement and the valuation used to determine the settlement amount as required by paragraph 8 of EITF 04-1.









*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Al Rodriguez, Staff Accountant, at (202)
551-
3370 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.



							Sincerely,


							Larry Spirgel
							Assistant Director
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John Abbot
Insight Midwest, L.P.
Insight Capital, Inc.
April 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE